EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 23, 2002

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Exact Name of Registrant as Specified in its Charter)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of Principal Executive Offices)

Quilmes Industrial (Quinsa), S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release entitled, *"Quilmes Industrial (Quinsa) S.A. Announces 2002 First Quarter Results"*	3

Quilmes Industrial S.A.

Quinsa

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212-396-0606

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2002 FIRST QUARTER RESULTS

LUXEMBOURG – MAY 14, 2002 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") today announced its results for the three months ended March 31, 2002. These were severely affected by the economic crisis in Argentina, and in particular by the massive devaluation of the Argentine currency. Thus, operating profit for the first quarter 2002 was US$ 1.3 million while net loss after tax was US$ 23.5 million, or US$ 0.223 per share. Earnings before interest, depreciation and amortization (EBITDA) was US$ 25.2 million for the same period.

Financial review – first quarter 2002

Beer volume sales declined to 3,309,000 hectoliters from 3,836,000 hectoliters a year earlier since a deepening of the economic recession and government imposed restrictions on the financial markets in Argentina had a direct effect on consumer spending. This effect spread to the Uruguayan and Paraguayan markets as well. Similarly, soft drink and water volume sales declined to 1,597,000 hectoliters from 2,094,000 hectoliters in 2001 (excluding the Glaciar water brand sales, transferred to Eco de los Andes in April 2001).

Net sales declined to US$ 155.0 million from US$ 301.2 million a year earlier, largely due to the effect of the Argentine peso devaluation on prices measured in US dollars. Lower volume sales accounted for about 40% of the decline in revenues. The following is a breakdown of domestic sales by business (revenues are net of sales taxes):

Domestic volume breakdown (thousands of hectoliters)

	Three months to	
	March 31, 2002	**March 31, 2001**
Argentina beer	2.278	2.717
BAESA	1.526	1.873
BAESA/Edisa water	20	(#) 219
Bolivia	388	393
Chile	135	133
Paraguay beer	425	488
Uruguay beer	79	94
Uruguay (CSD&W)	83	140
Exports & other (net)	6	17
TOTAL	**4.940**	**6.074**

(#) Includes 137,000 hl of Glaciar water sales

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Revenues breakdown (millions of dollars)

	Three months to	
	March 31, 2002	**March 31, 2001**
Argentina beer	59.1	144.0
BAESA	36.9	77.1
BAESA/Edisa water	0.2	(#) 8.0
Bolivia	21.4	21.1
Chile	7.2	8.3
Paraguay beer	19.5	24.7
Uruguay beer	5.0	6.9
Uruguay (CSD&W)	3.5	5.7
Other (net)	2.2	5.4
TOTAL	**155.0**	**301.2**

(#) Includes US$ 4.6 million of Glaciar sales

Gross profit was US$ 49.1 million, a margin of 31.7 percent over sales, compared to US$ 148.2 million a year earlier, a margin over sales of 49.2 percent. This was principally the result of lower revenues, from the decline in volumes and the effect of local currency devaluations vis-a-vis the US dollar. Furthermore, depreciation is considered a US dollar cost. Finally, also contributing to the decline was the fact that at year-end all inventories were accounted for in US dollars, regardless of their source. Thus, as these inventories were disposed of during the first quarter 2002, dollar costs were maintained even though most of them were actually local costs. The gross profit margin contracted 17.5 percentage points due to the effect of higher depreciation (5.5 percentage points), the inventory valuation effect referred to above (5.6 percentage points), a higher impact of seasonal cost allocations (4.1 percentage points) and a higher participation of raw materials (3.6 percentage points). All other industrial costs declined slightly as a percentage of sales.

Quinsa's selling and marketing expenses decreased 48 percent to US$ 35.0 million in the first quarter of 2002, but were stable as a percentage of sales as expenses such as advertising and labor were actually reduced in local currency terms.

As a result of the Company's continued focus on expense control and cost-reduction initiatives, administrative and general expenses for all businesses outside Argentina declined 29 percent, although they increased 1 point as a percentage of sales. In Argentina itself these expenses declined 50 percent as a result of the peso devaluation. On a consolidated basis, administrative and general expenses for the first quarter 2002 were US$ 12.8 million compared to US$ 22.0 million a year earlier.

Operating profit for the quarter was US$ 1.3 million (0.8 percent of sales) compared to US$ 58.4 million (19.4 percent of sales) for the same period last year. The decline is a direct result of the decline in gross margin.

Net interest expense declined to US$ 6.1 million from US$ 7.2 million during the first quarter of 2001 as a result of a lower average cost of debt. A proactive management of working capital, including cash balances, allowed the Company to protect its balance sheet from the effects of the devaluation of the peso in Argentina. Unfortunately, there are assets such as the Argentine business' tax loss carry-forwards, that are not yet adjusted with inflation. The effect of the peso devaluation on these assets was the principal cause of the increase in translation expense to US$ 12.5 million, from US$ 1.2 million in 2001.

Consolidated result for the first quarter 2002 was a net loss of US$ 23.5 million, or US$ 0.223 per share, compared to a profit of US$ 21.6 million, or US$ 0.202 per share for the first quarter in 2001.

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Total shareholders' equity and minority interest declined to US$ 818.2 million as of March 31, 2002 from US$ 857.3 million as of March 31, 2001. The Company's net debt position - total bank debt net of cash and short-term investments - was US$ 241.6 million as of March 31, 2002, compared to US$ 217.7 million a year ago. Significantly, net debt declined slightly from the US$ 243.9 million as of December 31, 2001, despite the existence of a number of factors that had a negative effect on US dollar liquidity, such as: (a) prices were not increased in the Company's main business even though the US dollar rate increased threefold; (b) the financial restrictions imposed by the Argentine government have made the Company maintain an average cash balance exposure of 30 million pesos and (c) the payment of net interest expenses on the Company's bank debt for a total of US$ 6.1 million. Long term debt portion of total bank debt was US$ 93.8 million, compared to US$ 75.4 million a year ago.

Capital expenditures, excluding acquisitions, reached US$ 3.2 million during the first quarter of 2002 and US$ 9.6 million for the same period in 2001. The decrease in capital expenditures points to management's continued focus on free cash flow generation.

MARKETS

ARGENTINA:
Beer: The devaluation of the peso, government restrictions on the financial markets and an increasing unemployment rate are all factors that contributed to a sharp decline in market volumes. Furthermore, and because of the critical economic environment prevalent, Quinsa privileged control of its working capital over volume considerations by restricting credit terms and maintaining a strict control over collections. Within this environment, Quinsa's domestic beer volumes declined to 2,278,000 hectoliters from 2,717,000 hectoliters in the first quarter 2001, which had been a record quarter for the Company. Market share, according to Nielsen, was 66 percent for the quarter, stable compared to the fourth quarter 2001.

Net revenues were US$ 60.2 million for the first quarter this year compared to US$ 148.0 million in 2001. Approximately two thirds of this decline was due to the effect of the peso devaluation on sales prices, while the balance had mostly to do with the volume decline. Average prices increased 1.4 percent in peso terms compared to the fourth quarter last year. The price of cans was increased while discounts on returnable packagings were eliminated. A large part of these actions were offset by the decline of cans in the sales mix and by a lower weight of the supermarket channel in total industry sales. The net result of these pricing actions was that Quinsa's share of value increased a full percentage point during the first quarter 2002, compared to the fourth quarter 2001.

The result from operations was a loss of US$ 0.7 million for the first quarter 2002, compared to a profit of US$ 42.5 million in 2001. This result includes an extraordinary charge of approximately US$ 4.6 million, since inventories at year-end were accounted for in US dollars regardless of where they were sourced, and thus the cost of sales during the first quarter 2002 was shown to be higher than it really was. Other than that factor, the decline in operating results reflects principally the effect of the devaluation and volume declines. These offset local currency (i.e. real) declines in labor and advertising expenses.

Operating Highlights

	1 Q 2002	1 Q 2001
Total volumes (hectoliters)	2,283,000	2,722,000
Net revenues (US$ mm)	60.2	148.0
Operating profit (US$ mm)	(0.7)	42.5
EBITDA (US$ mm)	11.0	54.3

Soft Drinks: The soft drinks industry was also affected by the economic crisis, and to a larger extent than the beer industry. Thus, BAESA's volumes declined approximately 18 percent during the first quarter 2002, compared to the first quarter 2001 (excluding Glaciar), which had been a record quarter for the Company.

Net sales were US$ 37.1 million, compared to US$ 85.5 million in the first quarter 2001. This was principally due to the decline in average prices, the increase of which in local currency terms could not compensate for the devaluation of the peso. Lower volume sales also contributed to the decrease in revenues, while the divestiture of Glaciar accounted for US$ 4.6 million of the decline.

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Local currency price increases largely compensated for increases in the cost of raw materials, allowing the Company to maintain its marginal contribution per case. Lower volumes, however, in addition to the effect of the devaluation on prices, resulted in an operating loss of US$ 7.5 million compared to a profit of US$ 3.8 million in 2001. This result includes an extraordinary charge of approximately US$ 4.1 million, related to inventories held at year-end that were accounted for in US dollars regardless of where they were sourced. Also contributing to this decline, it must be said, was the transfer of the Glaciar business to the Company's venture with Perrier Vittel. This business had contributed an operating profit of US$ 2.4 million during the first quarter 2001.

In terms of the business' development the distribution network is largely streamlined, with the Edisa and Baesa systems fully integrated, enabling the soft drink business to allocate 83 percent of the volume its sells through third parties to distributors who belong to the beer business' network.

In terms of packaging, and following on the introduction of 12 oz bottles for the on-premise segment, Quinsa will shortly be introducing one-liter and 1.25 liter glass returnable bottles.

Operating Highlights

	1 Q 2002	**1 Q 2001**
Total volumes (hectoliters)	1,546,000	2,092,000
Net revenues (US$ mm)	37.1	85.5
Operating profit (US$ mm)	(7.5)	3.8
EBITDA (US$ mm)	(3.1)	8.0

BOLIVIA: Domestic volume sales for the first quarter 2002 reached 388,000 hectoliters compared to 393,000 hectoliters for the same period in 2001. This largely reflects the continuing recession in this market. Despite this decline, net revenues actually increased slightly, reflecting an increase in average prices resulting principally from both the repositioning of one-way formats and the success of the Paceña brand in the Santa Cruz region. As the implementation of synergies gets under way, margins continue to improve. Thus, industrial labor costs were reduced by 37 percent during the first quarter 2002 compared to the same quarter last year, while administrative expenses declined 30 percent. The merger of a number of Quinsa subsidiaries in this market will allow for further savings throughout the year. Operating profit increased to US$ 6.8 million for the quarter, compared to US$ 4.3 million during the first quarter 2001.

Operating Highlights

	1 Q 2002	**1 Q 2001**
Total volumes (hectoliters)	388,000	395,000
Net revenues (US$ mm)	21.4	21.1
Operating profit (US$ mm)	6.8	4.3
EBITDA (US$ mm)	10.2	7.8

CHILE: Domestic beer volumes in Chile continued to increase, albeit at a slower pace. Thus, domestic sales were 135,000 hectoliters compared to 133,000 last year. Market share was stable at 11 percent, slightly above the average for full year 2001. This resulted from good performances from the three brands produced locally. Furthermore, the first quarter 2002 saw the Company introduce the Paceña brand from Bolivia. Net revenues were US$ 7.2 million, compared to US$ 8.3 million last year. This decline was principally the result of a decline in average prices, in turn caused by a 10 percent devaluation of the Chilean peso against the US dollar. This also affected the result from operations, as the effect of the devaluation more than offset cost reductions.

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Operating Highlights

	1 Q 2002	1 Q 2001
Total volumes (hectoliters)	135,000	138,000
Net revenues (US$ mm)	7.2	8.3
Operating loss (US$ mm)	(0.8)	(0.6)
EBITDA (US$ mm)	0.0	0.5

PARAGUAY: The Paraguayan market was seriously affected by events in Argentina, as market volumes declined 17 percent during the first quarter 2002, compared to last year. Quinsa's domestic volumes declined to 425,000 hectoliters from 488,000 a year earlier. Market share according to CCR reached 85 percent. Net revenues declined to US$ 19.5 million from US$ 24.7 million in 2001, reflecting the lower volumes and also lower average pricing. Prices were increased 9 percent above local inflation which did not compensate for a 27 percent devaluation of the currency. Operating profit was US$ 6.0 million, or a very solid 31 percent margin over sales.

Operating Highlights (beer business)

	1 Q 2002	1 Q 2001
Total volumes (hectoliters)	425,000	488,000
Net revenues (US$ mm)	19.5	24.7
Operating profit (US$ mm)	6.0	9.4
EBITDA (US$ mm)	8.5	11.8

URUGUAY: The Uruguayan market has been the most affected by the Argentine situation. In fact, the Company's domestic beer volume sales behaved in quite a similar fashion. Total domestic beer volumes for the quarter declined 16 percent to 79,000 hectoliters, while market share was 56 percent. Soft drink volumes fared worse, declining 34 percent to 57,000 hectoliters. The difference was principally due to the action of B and C-brands in the market.

Net revenues declined to US$ 10.4 million, from US$ 14.7 million last year. This was principally due to the decline in volumes, and also to lower average prices caused, to a large extent, by a 22 percent devaluation of the local currency, not fully compensated by nominal price increases. Result from operations for the first quarter 2002 was a loss of US$ 1.1 million compared to a US$ 0.7 million profit in 2001.

Operating Highlights

	1 Q 2002	1 Q 2001
Total volumes (beer, hectoliters)	81,000	99,000
Net revenues (US$ mm)	10.4	14.7
Operating profit (US$ mm)	(1.1)	0.7
EBITDA (US$ mm)	(0.3)	1.6

OTHER DEVELOPMENTS

Share repurchase program: The Company has, as of March 31, 2002, repurchased 1,987,876 Class B shares (this includes Class A shares converted into Class B shares) and 1,997,066 Class A shares, pursuant to the program it announced in October 2000. These shares represent 0.58% of the votes and 2.02% of the economic interest in the Company's capital.

Announcement of a strategic alliance with Companhia de Bebidas das Américas ("AmBev"): Quinsa and AmBev announced the execution on May 1, 2002, of an agreement to integrate their operations in the Southern Cone. The combination of assets in Argentina, Bolivia, Paraguay and Uruguay should allow for the optimization of operational processes, the strengthening of the financial position of both companies and should help the combined company to compete more efficiently with other international competitors who market their products in the region.

This agreement is subject to approval from the AntiTrust Commission in Argentina.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd, ("QIB"). The remaining 15 percent share is owned, since 1984, by Heineken International Beheer B.V. ("Heineken"). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. The Company also owns a controlling interest in the two largest PepsiCo bottlers in Argentina. Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, each representing two of the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa's web address: www.Quinsa.com

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- Statistical Tables Follow -

Quilmes Industrial (Quinsa) S.A.
CONSOLIDATED PROFIT AND LOSS STATEMENT -SUMMARY
(U. S. Dollars in millions, except per share amounts)

	Unaudited Three months ended March 31st,	
	2002	2001
Net sales	155.0	301.2
Cost of goods sold	(105.9)	(153.0)
Gross profit	**49.1**	**148.2**
Selling and marketing expenses	(35.0)	(67.8)
Administrative and general expenses	(12.8)	(22.0)
Operating profit	**1.3**	**58.4**
Interest expense (net)	(6.1)	(7.2)
Goodwill amortization	(5.4)	(5.2)
Translation expense	(12.5)	(1.2)
Other expenses (net)	(1.7)	(0.4)
Earnings (losses) before taxes and minority interest	**(24.4)**	**44.4**
Income taxes	(1.0)	(16.0)
Minority interest	1.9	(6.8)
Net income (loss)	**(23.5)**	**21.6**
Net income (loss) per share(*)	(0.223)	0.202
Net income (loss) per ADR(*)	(0.445)	0.404
Depreciation	23.9	24.2
EBITDA	25.2	82.6

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class' claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 105,556,097 and 106,964,192 as of March 31, 2002 and March 31, 2001, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

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Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
(U. S. Dollars in millions)

	Unaudited Three months ended March 31st,	
	2002	**2001**
NET SALES		
Argentina	60.2	148.0
BAESA (#)	37.1	85.5
Bolivia	21.4	21.1
Chile	7.2	8.3
Paraguay	20.1	25.0
Uruguay	10.4	14.7
Interarea sales	(1.4)	(1.4)
Total	**155.0**	**301.2**

(#) Includes in year 2001, US$ 4.7 million for three month of Glaciar water.
Also includes in year 2002 US$ 2.3 million corresponding to the sales of Tropicana and Gatorade during the quarter.

	Unaudited Three months ended March 31st,	
	2002	**2001**
OPERATING PROFIT (LOSS)		
Argentina	(0.7)	42.5
BAESA	(7.5)	(*) 3.8
Bolivia	6.8	4.3
Chile	(0.8)	(0.6)
Paraguay	5.7	9.7
Uruguay (includes soft drinks and water)	(1.1)	0.7
Corporate headquarters & consolidation adjustments	(1.1)	(2.0)
Total	**1.3**	**58.4**

(*) Includes US$ 2.4 million corresponding to the Glaciar operation year 2001.

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Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
(U. S. Dollars in millions)

	As of March 31st,	
	2002	**2001**
ASSETS		
Cash, Cash Equivalents and Government Securities	156.2	97.3
Inventories	89.3	124.8
Accounts receivable	39.6	98.0
Other Current Assets	48.4	101.1
Total Current Assets	333.5	421.2
Property, Plant and Equipment, Net	637.9	683.8
Other Assets	423.9	401.5
Total Assets	1,395.3	1,506.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term Bank Debt	304.0	239.6
Long-Term Bank Debt	93.8	75.4
Other Liabilities	179.3	334.2
Total Liabilities	577.1	649.2
Minority Interest	182.6	187.9
Shareholders' Equity	635.6	669.4
Total Liabilities and Shareholders' Equity	1,395.3	1,506.5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: May 23, 2002

By: [signature]
Name: CARLOS OLIVIERI
Title: CFO